UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated September 29, 2015 in relation to inside information of the Company and resumption of trading of the Shares on The Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: September 29, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

AND

RESUMPTION OF TRADING

This announcement is made by Hong Kong Television Network Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Reference is made to the announcements made by Hong Kong Television Network Limited (the “Company”) on 11 April 2014 and 20 May 2014 respectively (the “Announcements”) in relation to the application for judicial review (the “Application”) in respect of the decision of OFCA that HKMTV would not be entitled to commence operations if HKMTV adopted the DTMB transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the Broadcasting Ordinance is first obtained by HKMTV (“Decision”). Unless otherwise defined, capitalised terms used herein shall have the same meanings as those in the Announcements.

On 29 September 2015, the High Court of Hong Kong handed down the judgment, dismissing the Application and making an order nisi that costs of the Application and the related summons be to OFCA, to be taxed if not agreed, with certificate for two counsel. The Company is seeking legal advice on the grounds of appeal.

Notwithstanding the above, the Company will explore with OFCA about the technical feasibility of adopting an alternative transmission standard. It remains uncertain whether a viable business solution will be materialised or not. As a result of the uncertainties currently presented, the board is in the process of making an assessment of the financial impact on its multimedia business. Subject to further business development, the Group expects that its annual financial results for the year ending 31 December 2015 may be subject to an impairment loss on its multimedia business, which may cause a significant impact on the Group’s financial performance.

Further announcement will be made by the Company in accordance with the Securities and Future Ordinance and the Listing Rules as and when appropriate.

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RESUMPTION OF TRADING

At the request of the Company, trading in the Company’s shares on the Stock Exchange had been halted with effect from 1:00 p.m. on 29 September 2015 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading with effect from 9:00 a.m. on 30 September 2015.

Shareholders of the Company and/or investors are advised to exercise extreme caution when dealing in the Company’s securities.

By Order of the Board Hong Kong Television Network Limited Wong Wai Kay, Ricky Chairman

Hong Kong, 29 September 2015

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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